Exhibit 99.1

FOR IMMEDIATE RELEASE

NEW YORK’S PREMIER FASHION COLLECTION DEBUTS AT BROOKFIELD PLACE

NEW YORK, NY (March 26, 2015) – Located along the iconic Hudson River waterfront across from the Statue of Liberty at 230 Vesey Street, Brookfield Place is transforming downtown Manhattan into the premier luxury fashion, dining and cultural destination as part of a $300 million renovation. A new collection of fashion retailers opened their doors on March 26, along with Le District, a 30,000-square-foot French-inspired marketplace. Among those debuting at Brookfield Place are Babesta, Bonobos, Cos Bar, Diane von Furstenberg, J. Crew, Judith & Charles, Michael Kors, Omega, Paul Smith, Satya Jewelry, Theory, Tory Burch, and Vince.

Luxury retailers will continue to open over the next several months, including international fashion houses Hermès, Bottega Veneta, Salvatore Ferragamo, Burberry, and Ermenegildo Zegna. Saks Fifth Avenue will open downtown Manhattan’s only full-line department store in early 2016.

Soft Spin, a sculptural and sound installation by acclaimed Canadian artist Heather Nicol, was unveiled in the iconic Brookfield Place Winter Garden on opening day.  Commissioned by Arts Brookfield, the colorful sculptures are suspended from the 120 foot barrel-vaulted glass ceiling and range in height from 22-28 feet, with some consisting of 165 yards of fabric. This stunning installation complements the Winter Garden’s majesty and serves to usher in the community.

“We are thrilled that Brookfield Place is at the forefront of the transformation of Lower Manhattan. The center has repositioned the luxury experience downtown,” noted Ric Clark, CEO of the Brookfield Property Group. “Brookfield Place NY is the ultimate destination and a showcase property in the global Brookfield portfolio.”

“After four years of development, we are extremely proud to see our retail vision come to fruition in Downtown Manhattan,” said Ed Hogan, National Director of Retail Leasing for Brookfield Property Partners Office Division. He added, “The offerings of Brookfield Place -- iconic retail brands, fine dining, and a robust arts program -- are the epicenter of the new downtown.”

“These renovations are a key catalyst for our community’s continued growth and vitality,” said Battery Park City Authority President & Chief Operating Officer Shari C. Hyman. “It’s an exciting time for a part of New York in the midst of a renaissance and these amenities further establish Battery Park City as a world class point of interest.”

Eight signature restaurants will open at Brookfield Place throughout the year, including Michelin-starred and world-renowned French chef Joel Robuchon’s highly anticipated French eatery L’Atelier this fall. Among the other top-tier dining options at Brookfield Place are Chef Jose Garces’ acclaimed Amada and the beloved Italian eatery Parm which join the recently opened Hudson Eats, 14 chef-driven eateries that revolutionized fast-casual dining when it opened last spring.

Brookfield Place is revolutionizing the luxury experience in New York City and inspiring similar developments around the globe. It is the first of its kind with featured amenities for residents and visitors alike such as the newly-opened leading fitness haven Equinox and the soon-to-open Institute for Culinary Education.

As a vibrant part of this new neighborhood, Arts Brookfield is an elite program designed to offer world-renowned cultural experiences for all with a diverse schedule of activities all year long. Waterfront amenities include outdoor seating at restaurants overlooking the North Cove Marina and a five-acre esplanade along the Hudson River.

As part of the $300 million renovation, Brookfield redesigned 375,000 square feet of retail space throughout the 8-million square foot complex, along with office lobbies and public areas, filling these areas with bright and airy views of New York Harbor.

About Brookfield Place NY

Brookfield Place NY is the height of luxury shopping, dining and cultural arts in downtown Manhattan. The center is uniquely positioned just south of Tribeca along the Hudson River waterfront. International fashion houses including Hermès, Bottega Veneta, Salvatore Ferragamo, Burberry, Omega, Ermenegildo Zegna, and contemporary fashion brands such as Diane von Furstenberg, Theory, Michael Kors, Vince, Paul Smith, and Lululemon make Brookfield Place Downtown Manhattan’s most sought-after shopping destination. An 85,000-square-foot Saks Fifth Avenue department store will open in early 2016, revolutionizing the luxury shopping experience downtown. Best-in-class dining options include Hudson Eats, a curated collection of 14 chef-driven fast-casual eateries; Le District, a 30,000-square-foot French-inspired marketplace; and eight signature restaurants including L'Atelier, Amada, and Parm. Complimented by Arts Brookfield, an elite offering of world-renowned cultural experiences, Brookfield Place is transforming downtown Manhattan as the premier destination for residents and visitors alike. For more information, please visit: http://brookfieldplaceny.com/

About Arts Brookfield

Arts Brookfield presents exciting, world-class cultural experiences to hundreds of thousands of people for free each year in both indoor and outdoor public spaces at Brookfield’s premier office properties in New York, Los Angeles, Denver, Houston, Toronto, Perth and Sydney. From concerts, theater and dance to film screenings and art exhibitions, Arts Brookfield brings public spaces to life through art. Visit www.ArtsBrookfield.com for a complete schedule of events.

About Brookfield

Brookfield Property Partners (NYSE: BPY; TSX: BPY.UN) is one of the world’s largest commercial real estate companies. Our goal is to be the leading global owner, operator and investor in best-in-class commercial property assets. Our diversified portfolio includes interests in over 100 premier office properties and over 150 best-in-class retail malls around the globe. We also hold interests in multifamily, industrial, hotel and triple net lease assets through a Brookfield-managed private equity fund. For more information, please visit www.brookfieldpropertypartners.com.

Contacts

Brookfield Place Retail Contact:

Scott Cooke

GCK Partners

Tel: (212)488-1081

Email: scooke@gckpartners.com

Brookfield Media Contact:

Melissa Coley

Vice President, Communications

Tel: 212-417-7215

Email: melissa.coley@brookfield.com

Brookfield Investor Contact:

Matt Cherry

Vice President, Investor Relations

Tel: 212-417-7488

Email: matthew.cherry@brookfield.com

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